Exhibit 99.1

Alibaba Acquired E-Commerce Platform Kaola

Alibaba Group Holding Limited (“Alibaba”) has acquired Kaola, the e-commerce platform of NetEase, Inc. (“NetEase”) for an aggregate purchase price of approximately US$2 billion, comprising cash and approximately 14.3 million newly-issued Alibaba ordinary shares (equivalent to approximately 1.8 million American depositary shares) valued at approximately US$300 million.

Alibaba has also agreed to invest US$468 million in cash for a minority interest in NetEase Cloud Music, the music streaming service of NetEase. The completion of this transaction is subject to certain closing conditions. Yunfeng Capital will also make a smaller investment in NetEase Cloud Music.

September 6, 2019

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This announcement contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Among other things, statements that are not historical facts, including statements about the completion of transactions, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the possibility that various closing conditions for transactions may not be satisfied or waived. All information contained in this announcement is as of the date of this announcement and are based on assumptions that Alibaba believes to be reasonable as of this date. You should not rely upon these forward-looking statements as predictions of future events. Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.